UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

XETA TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

983909102

(CUSIP Number)

June 20, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983909102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jack R. Ingram Revocable Trust dated March 13, 1998—IRS No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)**
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 712,579

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 712,579

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 712,579

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.98%

12.	Type of Reporting Person (See Instructions) 00

CUSIP No. 983909102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Deanna K. Ingram

2.	Check the Appropriate Box if a Member of a Group (See Instructions)**
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,038,579 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,038,579 (2)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,038,579(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.17%

12.	Type of Reporting Person (See Instructions) IN

**   The Reporting Persons expressly disclaim the existence of a group.

(1)                                  Of these shares, the Reporting Person has sole voting power over 326,000 shares which she holds individually, and over 712,579 shares which she holds as sole trustee of The Jack R. Ingram Revocable Trust.

(2)                                  Of these shares, the Reporting Person has sole dispositive power over 326,000 shares which she holds individually, and over 712,579 shares which she holds as sole trustee of The Jack R. Ingram Revocable Trust.

(3)                                  As sole trustee of The Jack R. Ingram Revocable Trust, Deanna K. Ingram may be deemed to be the beneficial owner of the 712,579 shares held by the Trust.  D. Ingram disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

EXPLANATORY NOTE

This filing relates in part to shares of common stock in XETA Technologies, Inc. which were previously held by Jack R. Ingram individually and as co-trustee of The Jack R. Ingram Revocable Trust dated March 13, 1998 (the “Trust”).  Because the Trust was revocable by Mr. Ingram during his lifetime, Mr. Ingram was deemed to be the beneficial owner of such shares until the time of his death.  Upon Mr. Ingram’s death on June 20, 2007, the shares subject to the Trust became irrevocably vested in the Trust, and Deanna K. Ingram became the sole successor trustee of the Trust.   According to the terms of the Trust, after Mr. Ingram’s death the Trust estate, which includes the shares, will be distributed into a Family Trust and a Marital Trust.  At the date of this report on Schedule 13G, the Family Trust and the Marital Trust were not yet funded.

Item 1.
	(a)	Name of Issuer XETA Technologies, Inc., an Oklahoma corporation.
	(b)	Address of Issuer’s Principal Executive Offices 1814 West Tacoma, Broken Arrow, Oklahoma 74012.

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship

Jack R. Ingram Revocable Trust dated 3/13/98 (the “Trust”)

7777 S. Jamestown

Tulsa, OK  74135

Established under laws of Oklahoma

Deanna K. Ingram (“D. Ingram”)

7777 S. Jamestown

Tulsa, OK  74135

United States citizen

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share (the “Common Stock”)
	(e)	CUSIP Number 983909102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The Trust –712,579

Of these shares, 35,000 are subject to options which were fully vested at the time of Mr. Ingram’s death (the “Option Shares”).

D. Ingram – 1,038,579

(See Footnote (3) above)

	(b)	Percent of class: The Trust – 6.98% D. Ingram – 10.17%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote The Trust –712,579 D. Ingram– 1,038,579 (See Footnote (1) above)
		(ii)	Shared power to vote or to direct the vote The Trust – 0 D. Ingram –0
		(iii)	Sole power to dispose or to direct the disposition of The Trust –712,579 D. Ingram – 1,038,579 (See Footnote (2) above)
		(iv)	Shared power to dispose or to direct the disposition of The Trust – 0 D. Ingram – 0

Item 5.	Ownership of Five Percent or Less of a Class N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2007

JACK R. INGRAM REVOCABLE TRUST DATED 3/13/98

/s/ Deanna K. Ingram
Deanna K. Ingram, Trustee of the Jack R. Ingram Revocable Trust dated 3/13/98

DEANNA K. Ingram

/s/ Deanna K. Ingram
Deanna K. Ingram, Individually

Attention:       Intentional misstatements or omissions of fact constitute Federal criminal violations (See Sec. 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The Jack R. Ingram Revocable Trust dated March 13, 1998, and Deanna K. Ingram hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Dated: August 7, 2007	The Jack R. Ingram Revocable Trust
dated 3/13/98

/s/ Deanna K. Ingram
Deanna K. Ingram, Trustee

Dated: August 7, 2007	Deanna K. Ingram

/s/ Deanna K. Ingram
Deanna K. Ingram